Exhibit 99.2

SHENZHEN SMART SKYLADDER IOT CO., LTD.

UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

FOR THE SIX MONTHS ENDED JUNE 30, 2025 AND 2024

Table of Contents	Page(s)
Unaudited Condensed Consolidated Balance Sheets as of June 30, 2025 and 2024	F-2
Unaudited Condensed Consolidated Statements of Operations and Comprehensive Income (Loss) for the 6 months ended June 30, 2025 and 2024	F-3
Unaudited Condensed Consolidated Statements of Changes in Shareholders’ Equity for the 6 months ended June 30, 2025 and 2024	F-4
Unaudited Condensed Consolidated Statements of Cash Flows for the 6 months ended June 30, 2025 and 2024	F-5
Notes to the Unaudited Condensed Consolidated Financial Statements	F-6

F-1

SHENZHEN SMART SKYLADDER IOT CO., LTD.

UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS

JUNE 30, 2025 AND 2024

	NOTES	June 30, 2025	June 30, 2024
		(Unaudited)	(Unaudited)
ASSETS

CURRENT ASSETS
Cash and cash equivalents	2(d)	$40,783	$30,378
Accounts receivable, net	2(e)	1,099,037	196,425
Advances to suppliers	2(f)	231,534	69,949
Inventories, net	6	98,538	422,382
Other receivables	7	111,817	411,161
Amounts due from related parties	3(b)	116,550	-
TOTAL CURRENT ASSETS		1,698,259	1,130,295

Property, equipment and software, net	5	51,445	46,759
TOTAL ASSETS		$1,749,704	$1,177,054

LIABILITIES AND EQUITY

CURRENT LIABILITIES
Short-term bank loan	8	$678,057	$123,800
Accounts payable		385,375	378,625
Advances from customers		-	22,729
Amounts due to related parties	3(b)	-	495,965
Accrued payroll and benefits		28,185	49,363
Other payables and accrued expenses	9	282,772	17,419
TOTAL CURRENT LIABILITIES		1,374,389	1,087,901

EQUITY
Paid-in capital		1,279,958	724,266
Accumulated deficit		(933,057)	(660,929)
Accumulated other comprehensive income		28,414	25,816
TOTAL EQUITY		375,315	89,153

TOTAL LIABILITIES AND EQUITY		$1,749,704	$1,177,054

See Accompanying Notes to the Unaudited Condensed Consolidated Financial Statements

F-2

SHENZHEN SMART SKYLADDER IOT CO., LTD.

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS

AND COMPREHENSIVE INCOME (LOSS)

FOR THE SIX MONTHS ENDED JUNE 30, 2025 and 2024

	NOTES	2025	2024
		(Unaudited)	(Unaudited)

Revenue – Project	2(m)	$1,352,214	$146,000
Revenue – MRO	2(m)	148,046	158,989
Revenue – Service	2(m)	202,881	63,624
TOTAL REVENUE		1,703,141	368,613

Cost – Project		1,172,182	127,748
Cost – MRO		131,973	128,441
Cost – Service		27,265	20,879
TOTAL COST		1,331,420	277,068

GROSS PROFIT		371,721	91,545

Administrative expenses	2(n)	444,706	172,608
Selling expenses	2(o)	994	5,813
LOSS FROM OPERATIONS		(73,979)	(86,876)

Other income, net		386	(2,151)
Interest income		41	32
Interest expense		(3,975)	(3,758)

LOSS BEFORE INCOME TAXES		(77,527)	(92,753)

Income tax expense		4,971	-

NET LOSS		(82,498)	(92,753)

OTHER COMPREHENSIVE LOSS:
Foreign currency translation adjustment		8,338	(4,162)
TOTAL COMPREHENSIVE (LOSS)		$(74,160)	$(96,915)

See Accompanying Notes to the Unaudited Condensed Consolidated Financial Statements

F-3

SHENZHEN SMART SKYLADDER IOT CO., LTD.

UNAIDTED CONDENSED CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY

FOR THE SIX MONTHS ENDED JUNE 30, 2025 AND 2024

	Paid in Capital	Accumulated Deficit	Accumulated Comprehensive Income (Loss)	Total
Balance as of January 1, 2025	$1,159,683	$(850,559)	$20,076	$329,200
Net loss	-	(82,498)	-	(82,498)
Foreign currency translation adjustment	-	-	8,338	8,338
Capital contributions	120,275	-	-	120,275
Balance as of June 30, 2025 (unaudited)	$1,279,958	$(933,057)	$28,414	$375,315

Balance as of January 1, 2024	$724,266	$(568,176)	$29,978	$186,068
Net loss	-	(92,753)	-	(92,753)
Foreign currency translation adjustment	-	-	(4,162)	(4,162)
Balance as of June 30, 2024 (unaudited)	$724,266	$(660,929)	$25,816	$89,153

See Accompanying Notes to the Unaudited Condensed Consolidated Financial Statements

F-4

SHENZHEN SMART SKYLADDER IOT CO., LTD.

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

FOR THE SIX MONTHES ENDED JUNE 30, 2025 AND 2024

	Six Months Ended June 30, 2025	Six Months Ended June 30, 2024
	(Unaudited)	(Unaudited)
OPERATING ACTIVITIES
Net loss	$(82,498)	$(92,753)
Adjustments to reconcile net loss to net cash used in operating activities:
Provision for (Reversal of) credit losses on accounts receivable, other current assets, and advances to suppliers:	80,735	(12,551)
Provision for obsolete inventories	2,067	-
Depreciation	5,753	4,936
Exchange difference	9,266	(4,092)
Changes in operating assets and liabilities:
Accounts receivable	(929,509)	86,444
Inventories	(94,300)	(411,121)
Advances to suppliers	(128,581)	128,507
Other receivables	250,859	304,187
Accounts payable	363,332	355,619
Other payables and accrued expenses	(113,779)	(38,604)
Advances from customers	-	(125,124)
Payroll payable and benefits	(11,372)	(10,264)
Amounts due from/to related parties	(448,318)	(235,389)
Net cash used in operating activities	(1,096,345)	(50,205)

INVESTING ACTIVITIES
Purchases of property and equipment	(1,670)	(1,846)
Net cash used in investing activities	(1,670)	(1,846)

FINANCING ACTIVITIES
Proceeds from additional capital	121,330	-
Proceeds from borrowings under short-term loan	725,223	-
Repayment of short-term bank loan	(55,150)	(13,882)
Net cash provided by financing activities	791,403	(13,882)

Effect of exchange rate changes on cash and cash equivalents	(6,513)	2,326

NET DECREASE IN CASH	(313,125)	(63,607)
CASH, BEGINNING	353,908	93,985
CASH, ENDING	$40,783	$30,378

Supplemental disclosure of cash flow information:
Cash paid during the period
Income taxes	$-	$-
Interest	$3,975	$3,758

See Accompanying Notes to the Unaudited Condensed Consolidated Financial Statements

F-5

SHENZHEN SMART SKYLADDER IOT CO., LTD.

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

1. ORGANIZATION, PRINCIPAL ACTIVITIES AND MANAGEMENT’S PLANS

Shenzhen Smart Skyladder IoT Co., Ltd. and its subsidiary, Tianjin Zeyuan Elevator Co., Ltd. (collectively referred as “SZSS” or “the Company”) was incorporated under the laws of the People’s Republic of China (“China” or “PRC”). Shenzhen Smart Skyladder IoT Co., Ltd. is a provider of elevator services. The Company provides services throughout the entire elevator lifecycle, including sales, installation, repair, maintenance, renovation, and upgrades. The company serves a diverse user base, including governments, businesses, and households, and is committed to building a leading ecosystem for elevator safety management and intelligent operations.

Going Concern and Management’s Plans

The Company’s revenues for the six months ended June 30, 2025 and 2024 are approximately $1.7 million and $0.4 million, respectively. The Company incurred net loss of $0.1 million for both of the six months ended June 30, 2025 and 2024. Cash and cash equivalents at June 30, 2025 was $0.04 million, compared to cash and cash equivalents of $0.03 million as at June 30, 2024. As of June 30, 2025, the Company had a working capital of approximately $0.3 million, improved from a working capital of $0.1 million as of June 30, 2024.

As of June 30, 2025 and 2024, the Company had an accumulated deficit of $0.9 million and $0.6 million, respectively.

In September 2025, the Company’s intermediate holding company, Skyladder Holding Limited, entered into a Share Purchase Agreement with Taoping Holdings Limited (“THL”), a British Virgin Islands incorporated company wholly owned by Taoping Inc. (“TAOP”), a Nasdaq listed company. Pursuant to the Share Purchase Agreement, THL acquired 100% of the equity interest of the Company. The transaction was consummated on November 26, 2025. After the acquisition, the Company becomes a wholly owned subsidiary of THL and it is expected that more financial, technology and marketing support to be facilitated from TAOP in the future.

China’s elevator servicing market represents a good expanding opportunity. According to data from the State Administration for Market Regulation, China currently has approximately 12 million elevators in operation, with nearly 10% having been in service for more than 15 years. Renewal and servicing of aged elevators were treated as a national needs in China, as supported by the July 2024 and January 2025 State-issued policy, “Several Measures on Strengthening Support for Large-scale Equipment Renewal and Consumer Goods Trade-in”.

Given the net current assets position as at 30 June 2025 and the State-issued policy which supports the renewal and servicing of elevators, the consolidated financial statements have been prepared assuming that the Company will continue as a going concern.

F-6

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

(a) Basis of Presentation and Principles of Consolidation

The consolidated financial statements as of June 30, 2025 and 2024 and for the six-month periods ended June 30, 2025 and 2024 are unaudited. The accompanying unaudited condensed consolidated financial statements have been prepared by the Company in accordance with accounting principles generally accepted in the United States of America (the “U.S. GAAP”) for interim financial reporting. In the opinion of management, all adjustments (consisting of normal recurring adjustments) have been made to present fairly the financial position, the results of its operations and cash flows. Operating result as presented are necessarily indicative of the results to be expected for a full year. The consolidated financial statements include the accounts of the Company and its wholly owned subsidiary, Tianjin Zeyuan Elevator Co., Ltd. All significant intercompany accounts and transactions have been eliminated in consolidation.

(b) Use of Estimates

The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. These estimates are based on information as of the date of the financial statements. The Company’s significant estimates are used in assessment of credit losses, going concern assessment and revenue recognition. Management makes these estimates using the best information available at the time the estimates are made; however actual results could differ from those estimates.

(c) Economic, Pandemic, Political, Geopolitical, and Exchange Risks

All the Company’s revenue-generating operations are conducted in the PRC. Accordingly, the Company’s business, financial condition and results of operations may be influenced by the political, economic, public health, and legal environments in the PRC, and by the general state of the PRC economy. The Company’s operations in the PRC are subject to special considerations and significant risks that are not typically relevant to companies in North America and Western Europe. These include risks associated with, among others, the political, economic, public health, legal environments, geopolitical influences, foreign currency exchange, and notably in recent events, where the government’s sudden interventions or modifications of the laws and regulations currently in effective could negatively impact the Company’s operations and financial results.

The functional currency of the Company is primarily the Chinese Renminbi Yuan (the “RMB”), which is not freely convertible into foreign currencies. The Company cannot guarantee that the current exchange rate will remain steady. Therefore, there is a possibility that the Company could post the same amount of profit for two comparable periods and yet, because of fluctuating exchange rates, record higher or lower profit depending on exchange rate of RMB. RMB are converted to United States Dollars (the “U.S. dollars”) on the relevant dates. The exchange rate could fluctuate depending on changes in the political and economic environment without notice.

(d) Cash and Cash Equivalents

The Company considers all highly liquid investments purchased and cash deposits with financial institutions with original maturities of three months or less to be cash equivalents. The Company had no cash equivalents other than bank and cash as of June 30, 2025 and 2024.

Cash denominated in RMB with a U.S. dollar equivalent of $40,783 and $30,378 as of June 30, 2025 and 2024 were held in accounts at financial institutions located in the PRC‚ which is not freely convertible into foreign currencies. These balances held at financial institutions within China are not covered by insurance, however, the Company has not experienced any losses in such accounts and believes it is not exposed to any significant risks over its cash in bank accounts. Management believes that these financial institutions are of high credit quality and the Management will continually monitor the banks’ creditworthiness.

F-7

(e) Accounts Receivable

Accounts receivable are carried at carrying amount less allowance for credit losses, if any. The Company maintains an allowance for credit losses resulting from the inability of its customers to make required payments based on contractual terms. The Company reviews the collectability of its receivables on a regular and ongoing basis according to historical trend, and estimates its provision for expected credit losses on aging analysis taken forward-looking factors into account.

After all attempts to collect a receivable have failed, the receivable is written off against the allowance. In the event that the Company recovers amounts previously provided for, the Company will reduce the specific allowance for credit losses. The balance of allowance for credit losses for the six months ended June 30, 2025 and 2024 were approximately $0.10 million and $0.02 million, respectively.

Accounts receivable as at June 30, 2025 and 2024 are as follows:

	June 30, 2025	June 30, 2024
	(unaudited)	(unaudited)

Accounts receivable	$1,199,969	$214,316
Allowance for credit losses	(100,932)	(17,891)
Accounts receivable, net	$1,099,037	$196,425

Movements of allowance for credit losses for the periods ended December 30, 2025 and 2024 are as follows:

Balance at January 1, 2025	$85,277
Increase in allowance for credit losses	14,671
Amounts recovered during the period	-
Foreign exchange difference	984
Balance at June 30, 2025	$100,932

Balance at January 1, 2024	39,446
Decrease in allowance for credit losses	(4,165)
Amounts recovered during the period	(17,004)
Foreign exchange difference	(386)
Balance at June 30, 2024	$17,891

(f) Advances to suppliers

Advances to suppliers mainly included the cash deposits for the purpose of Products and services.

(g) Fair Value Measurement of Financial Instruments

Management has estimated that carrying amounts reported in the consolidated balance sheets for cash, accounts receivable, advances to suppliers, other receivables, short-term bank loans, accounts payable, other payables and accrued expenses and amounts due to related parties, the carrying amount of these financial instruments approximates their fair value based on the short-term maturity in nature

F-8

(h) Fair Value Accounting

Financial Accounting Standards Board (FASB) Accounting Standards Codifications (ASC) 820-10 “Fair Value Measurements and Disclosures” establishes a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurements) and the lowest priority to unobservable inputs (Level 3 measurements). As required by ASC 820-10, assets are classified in their entirety based on the lowest level of input that is significant to the fair value measurement. The three levels of the fair value hierarchy under ASC 820-10 are described below:

Level 1	Unadjusted quoted prices in active markets that are accessible at the measurement date for identical, unrestricted assets or liabilities;
Level 2	Quoted prices in markets that are not active, or inputs that are observable, either directly or indirectly, for substantially the full term of the asset or liability; and
Level 3	Prices or valuation techniques that require inputs that are both significant to the fair value measurement and unobservable (supported by little or no market activity).

(i) Inventories, net

Inventories are valued at the lower of cost (weighted average basis) and net realizable value. Net realizable value is the expected selling price in the ordinary course of business minus any costs of completion, disposal, and transportation to make the sale.

The Company performs an analysis of slow-moving or obsolete inventory periodically and any necessary valuation reserves, which could potentially be significant, are included in the period in which the evaluations are completed. Any inventory impairment results in a new cost basis for accounting purposes.

(j) Property, equipment and software, net

Property, equipment and software are stated at cost less accumulated amortization and depreciation. Amortization and depreciation are provided over the assets’ estimated useful lives, using the straight-line method. Estimated useful lives of property, equipment and software are as follows:

Electronic equipment, furniture and fixtures	3-5 years
Purchased software	10 years

Expenditures for maintenance and repairs, which do not materially extend the useful lives of the assets, are charged to expense as incurred. Expenditures for major renewals and betterments which substantially extend the useful life of assets are capitalized. The cost and related accumulated depreciation of assets retired or sold are removed from the respective accounts, and any gain or loss are included in the Company’s results of operations.

(k) Business combination

In accordance with ASC 805, the Company applies acquisition method to account for business combination. The acquisition method requires that the fair value of the underlying exchange transaction is used to establish a new accounting basis of the acquired entity upon the acquirer taking control over the acquiree. Furthermore, because of obtaining control the acquirer is responsible and accountable for all of the acquiree’s assets, liabilities and operations, the acquirer recognizes and measures the assets acquired and liabilities assumed at their full fair values as of the date control is obtained, which may result in goodwill when purchase consideration exceeds the net of fair value of the assets acquired and liabilities assumed, or a bargain purchase gain, when the net of fair value of the assets acquired and liabilities assumed exceeds the purchase consideration, regardless of the percentage ownership in the acquiree or how to the acquisition was achieved.

F-9

(l) Impairment of Long-Lived Assets

Long-lived assets held and used by the Company are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of assets may not be recoverable. It is reasonably possible that these assets could become impaired as a result of technology or other industry changes. Recoverability of assets to be held and used is determined by comparing their carrying amount with their expected net undiscounted future cash flows from the assets. If such assets are considered to be impaired, the impairment to be recognized is measured by how much the carrying amount exceeds the fair value of the assets.

(m) Revenue Recognition

In accordance with the ASC 606, the Company recognizes revenues net of applicable taxes, when goods or services are transferred to customers in an amount that reflects the consideration to which the Company expects to receive in exchange for those goods or services.

The Company generates its revenue primarily from three sources: (1) project, (2) Maintenance, Repair and Operations supply (the “MRO”) and (3) services.

Project

Project represents two types of revenue, i.e. sales of products and installation services.

Product revenues are generated from the sale of elevators. The transfer of control is initiated when ordered equipment is delivered to a customer site as then the customer has the ability to direct the use of and obtain substantially all the remaining benefits from. The Company has acted as the principal of the contract. The Company recognized the product sales at the point of delivery.

Installation services provide mobility solutions with elevators for all applications and needs. The control is transferred continuously to the customer from the start of the installation of the unit, as the work performed enhances an asset controlled by the customer. Revenue is recognized over time using costs incurred to date relative to total estimated costs at completion to measure progress. Incurred costs represent work performed, which corresponds with and best depicts transfer of control or the enhancement of the customer’s assets. Contract costs included in the calculation are comprised of materials, subcontractors’ costs or other direct costs. In developing the total cost estimates, the Company utilizes a combination of its historical cost experience and expected costs considering current circumstances.

MRO

MRO represents two types of revenue, i.e. revenues from maintenance services and repairs services.

Maintenance services are rendered by the Company for the installations carried out by us and other service providers. Control is transferred to the customer over the contract period based on the time elapsed. Maintenance revenue is recognized over the contract period as the service is provided, according to the agreed contractual terms and conditions.

Wide range of repair services are rendered by the Company to the installations carried out by us and other service providers. For repairs, the customer benefits from the service once the repair is completed, revenue is therefore recognized at the point of service completion.

F-10

Service

Service represents two types of revenue, i.e. revenues from platform service and consultation services.

The Company owns a software which serves a platform providing elevator operational data to the customers through intelligent sensors installed in the elevators and connected to the platform. The customers purchase platform service will be granted periodic access rights to access the platform for the review of operational data of elevators. Given the continuous nature of this service, the Company recognizes revenue from platform service on a straight-line basis which aligns with the cost and benefit profile of this service. Platform revenue is recognized over the contract period as the service is provided.

Consultation services include the provision of solutions on technical issues relating to elevators and mechanical parking systems. The revenue is recognized when the service is completed and accepted by the customer.

Contract balances

The Company records advances from customers when cash payments are received or due in advance of its performance.

Practical expedients and exemptions

The Company generally expenses sales commissions and other incremental costs of obtaining a contract if any incurred because the amortization periods are typically less than one year.

The Company does not disclose the value of unsatisfied performance obligations for contracts with an original expected duration of one year or less.

(n) Administrative expenses

Administrative expenses include management and office salaries and employee benefits, deprecation for office equipment, other office expenses and provision for allowance of credit losses.

(o) Selling expenses

Selling expenses mainly represent the operating expenses of sales department such as payroll, travel and entertainment expenses.

(p) Segment Reporting

The Company’s chief operating decision maker has been identified as its CEO, who reviews the consolidated results when making decisions about allocating resources and assessing performance of the Company as a whole and hence, the Company only has one reportable segment. The Company does not distinguish between markets or segments for the purpose for internal reporting. The Company’s long-lived assets are substantially all located in PRC and all of the Company’s revenues are derived from PRC.

In November 2023, the FASB issued Accounting Standard Update, or ASU 2023-07 – Improvements to Reportable Segment Disclosures, which enhances the disclosures required for reportable segments in annual consolidated financial statements, including additional, more detailed information about a reportable segment’s expenses. The standard is effective for fiscal years beginning after December 15, 2023. The Company adopted ASU 2023-07 for the six months ended June 30, 2025 and 2024, retrospectively to all periods presented in the consolidated financial statement. The adoption of this ASU had no material impact on the Company’s consolidated financial position, results of operations, cash flows or disclosures.

F-11

(q) Recent Accounting Pronouncements

In June 2022, the FASB issued ASU 2022-03 Fair Value Measurement (Topic 820): Fair Value Measurement of Equity Securities Subject to Contractual Sale Restrictions. The update clarifies that a contractual restriction on the sale of an equity security is not considered part of the unit of account of the equity security and, therefore, is not considered in measuring fair value. The update also clarifies that an entity cannot, as a separate unit of account, recognize and measure a contractual sale restriction. The update also requires certain additional disclosures for equity securities subject to contractual sale restrictions. The amendments in this update are effective for the Company beginning January 1, 2024 on a prospective basis. The Company adopted this ASU from January 1, 2024, which is considered not have a material impact on the Company’s consolidated financial statements.

In November 2023, the FASB issued ASU No. 2023-07, Improvements to Reportable Segment Disclosures (Topic 280). This ASU updates reportable segment disclosure requirements by requiring disclosures of significant reportable segment expenses that are regularly provided to the Chief Operating Decision Maker (“CODM”) and included within each reported measure of a segment’s profit or loss. This ASU also requires disclosure of the title and position of the individual identified as the CODM and an explanation of how the CODM uses the reported measures of a segment’s profit or loss in assessing segment performance and deciding how to allocate resources. The ASU is effective for annual periods beginning after December 15, 2023, and interim periods within fiscal years beginning after December 15, 2024. Adoption of the ASU should be applied retrospectively to all prior periods presented in the financial statements. The Company adopted this ASU from January 1, 2024, which did not have a material impact on the Company’s consolidated financial statements.

In December 2023, the FASB issued ASU No. 2023-09, Improvements to Income Tax Disclosures (Topic 740). The ASU requires disaggregated information about a reporting entity’s effective tax rate reconciliation as well as additional information on income taxes paid. The ASU is effective on a prospective basis for annual periods beginning after December 15, 2024. Early adoption is also permitted for annual financial statements that have not yet been issued or made available for issuance. This ASU will result in the required additional disclosures being included in our consolidated financial statements, once adopted. This ASU is currently not expected to have a material impact on the Company’s consolidated financial statements.

In November 2024, the FASB issued ASU No. 2024-03, Income Statement – Reporting Comprehensive Income – Expense Disaggregation Disclosures (Subtopic 220-40). This ASU requires disclosure, in the notes to financial statements, of specified information about certain costs and expenses. A reporting entity is required to 1) disclose the amounts of (a) purchases of inventory, (b) employee compensation, (c) depreciation, (d) intangible asset amortization, and (e) depreciation, depletion, and amortization recognized as part of oil and gas-producing activities (DD&A) (or other amounts of depletion expense) included in each relevant expense caption. A relevant expense caption is an expense caption presented on the face of the income statement within continuing operations that contains any of the expense categories listed in (a)–(e); 2) include certain amounts that are already required to be disclosed under current generally accepted accounting principles in the same disclosure as the other disaggregation requirements; 3) disclose a qualitative description of the amounts remaining in relevant expense captions that are not separately disaggregated quantitatively, and 4) disclose the total amount of selling expenses and, in annual reporting periods, an entity’s definition of selling expenses. The ASU is effective for annual reporting periods beginning after December 15, 2026, and interim reporting periods beginning after December 15, 2027. Early adoption is permitted. The Company is in the process of assessing the impact of this ASU on the Company’s consolidated financial statements.

F-12

In November 2024, the FASB issued ASU 2024-04, Debt—Debt with Conversion and Other Options (Subtopic 470-20). The amendments in this ASU clarify the requirements for determining whether certain settlements of convertible debt instruments should be accounted for as an induced conversion. The amendments are effective for annual reporting periods beginning after December 15, 2025, and interim reporting periods within those annual reporting periods. Early adoption is permitted. The Company is in the process of assessing the impact of the amendments on the Company’s consolidated financial statements.

The Company has considered all other recently issued accounting pronouncements and does not believe that the adoption of such pronouncements will have a material impact on the consolidated financial statements.

3. RELATED PARTY TRANSACTIONS

(a) Consultation services from related party

The Company purchased consultation services from its related party, a company controlled by the shareholder, amounting to $13,788 for the six months ended June 30, 2025.

(b) Amounts due from/to related parties

As of June 30, 2025, the amounts due from related parties were $0.1 million. As of June 30, 2024 the amount due to related parties were $0.5 million. Both balance are unsecured, non-interest bearing and repayable on demand.

4. INCOME TAXES

The Group are governed by the income tax laws of the PRC and the income tax provision is calculated at the applicable tax rates on the taxable income for the periods based on existing legislation, interpretations and practices in respect of thereof. Under the Enterprise Income Tax Laws of the PRC, Chinese enterprises are subject to income tax at a rate of 25%.

5. PROPERTY, EQUIPMENT AND SOFTWARE, NET

As of June 30, 2025 and 2024, property, equipment and software consist of:

	June 30, 2025	June 30, 2024
	(unaudited)	(unaudited)
Electronic equipment, furniture and fixtures	$22,198	$7,398
Purchased software	76,473	75,396
	98,671	82,794
Less: accumulated depreciation	(47,226)	(36,035)
Property, equipment and software, net	$51,445	$46,759

Depreciation expense for the six months ended June 30, 2025 and 2024 amounted to $5,753 and $4,936, respectively.

F-13

Management regularly evaluates property, equipment and software for impairment, if an event occurs or circumstances change that would potentially indicate that the carrying amount of the property, equipment and software exceeded its fair value.

6. INVENTORIES

As of June 30, 2025 and 2024, inventories consist of:

	June 30, 2025	June 30, 2024
	(unaudited)	(unaudited)
Raw materials	$3	$3
Finished goods	113,982	435,255
Inventories, gross	113,985	435,258
Allowance for slow-moving or obsolete inventories	(15,447)	(12,876)
Inventories, net	$98,538	$422,382

For the six months ended June 30, 2025 and 2024, the impairments for obsolete inventories were approximately $2,067 and nil, respectively. Impairment charges on inventories are included with administrative expenses

7. OTHER RECEIVABLES

Other receivables consist of the follows:

	June 30, 2025	June 30, 2024
	(unaudited)	(unaudited)
Advances to unrelated third parties	$67,049	$405,921
Advances to employees	14,364	5,240
Other tax receivables	30,404	-
	111,817	411,161

8. SHORT-TERM BANK LOANS

In December 2023, the Group obtained RMB 1.0 million loan from Tianjin Rural Commercial Bank with an interest rate of one-year LPR plus 215 basis points, the Group has repaid RMB 0.1 million during the six months ended June 30, 2024 and the remaining balance was fully repaid in December 2024.

In April and May 2025, the Group obtained another RMB 3.0 million and RMB 2.0 million facility lines from Industrial and Commercial Bank of China and China Construction Bank with an interest rate of one-year LPR plus 75 basis points and fixed rate of 3.05%, respectively. As of June 30, 2025, the Group has drawn bank loans of RMB 4.86 million in total.

9. OTHER PAYABLES AND ACCRUED EXPENSES

Other payables and accrued expenses consist of the follows:

	June 30, 2025	June 30, 2024
	(unaudited)	(unaudited)
Advances from unrelated third parties	$282,772	$8,848
Other tax payables	-	8,571
	282,772	17,419

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9. CONTINGENCIES

The Company follows subtopic 450-20 of the FASB Accounting Standards Codification to report accounting for contingencies. Certain conditions may exist as of the date the financial statements are issued, which may result in a loss to the Company, but which will only be resolved when one or more future events occur or fail to occur. The Company assess such contingent liabilities, and such assessment inherently involves an exercise of judgement. There are no any known commitments or contingencies as of June 30, 2025 and 2024.

10. CONCENTRATIONS

(a) Concentration of credit risk

As of June 30, 2025, two customers accounted for 74% and 14% of the Company’s total accounts receivable. As of June 30, 2024, three customers accounted for 48%, 21% and 13% of the Company’s total accounts receivables.

(b) Customer concentration risk

Two customers accounted for 36% and 24% of the Company’s total revenue for the six months ended June 30, 2025. Three customers accounted for 34%, 22% and 11% of the total revenue for the six months ended June 30, 2024. No other customer accounted for more than 10% of the Company’s revenue for the six months ended June 30, 2025 and 2024, respectively.

(c) Vendor concentration risk

For the six months ended June 30, 2025, 3 suppliers accounted for 52%, 25% and 11% of the Company’s total purchase costs. For the six months ended June 30, 2024, 4 suppliers accounted for 39%, 21%, 19% and 10% of the Company’s total purchase costs. No other supplier accounted for more than 10% of the Company’s purchases cost for the six months ended June 30, 2025 and 2024, respectively.

11. SUBSEQUENT EVENTS

On September 29, 2025, the Company’s intermediate holding company, Skyladder Holding Limited, and THL, a wholly owned subsidiary of TAOP, entered into a share purchase agreement pursuant to which THL agreed to acquire and Skyladder Holding Limited agreed to sell its 100% equity interest of the Company. The acquisition was completed on November 26, 2025.

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